SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 31, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.        Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated March 31, 2010 regarding “Change in Ericsson’s executive leadership team.”

•	Marita Hellberg, current head of corporate HR, takes on HR in China and North East Asia

•	Effective as of July 1st

Marita Hellberg, currently Senior Vice President and Head of Human Resources for the Ericsson (NASDAQ:ERIC) Group, has been appointed to take over as Head of Human Resources of Ericsson’s new region China and North East Asia.

“This is a great and exciting challenge for me. China and North East Asia are today among the fastest growing and most sophisticated telecommunications markets in the world,” says Marita Hellberg. “Ericsson’s new regional set-up aims to drive flexibility, speed and innovation in our organization, but it will also require a strong focus from the human resources and cultural perspective.”

Marita Hellberg joined Ericsson in 1978 and before becoming Head of corporate Human Resources she held various positions in that area in different parts of the organization. Hellberg was born in Djurö, Sweden, in 1955 and graduated in social studies from the University of Stockholm.

The search for Marita Hellberg’s replacement has started; a new Head of HR will be announced separately.

NOTES TO EDITORS:

Photos of Marita Hellberg:

www.ericsson.com/ericsson/press/photos/marita_hellberg.shtml

Profile and video of Marita Hellberg:

www.ericsson.com/ericsson/corpinfo/management/marita_hellberg.shtml

Press release new organization:

www.ericsson.com/thecompany/press/releases/2010/02/1381506

Ericsson’s Executive Leadership Team

http://www.ericsson.com/ericsson/corpinfo/management/index.shtml

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services.

The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature- rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 80,000 employees generated revenue of SEK 206.5 billion (USD 27.1 billion) in 2009. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York

www.ericsson.com

www.twitter.com/ericssonpress

www.facebook.com/technologyforgood

www.youtube.com/ericssonpress

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on March 31 at 8.15am CET.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: March 31, 2010